UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-35003

RigNet, Inc.

(Exact name of registrant as specified in its charter)

15115 Park Row Blvd, Suite 300

Houston, Texas 77084-4947

(281) 674-0100

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)*

*

On April 30, 2021 (the “Closing Date”), pursuant to the Agreement and Plan of Merger, dated as of December 20, 2020 (the “Merger Agreement”), by and among RigNet, Inc., a Delaware corporation (“RigNet”), Viasat, Inc., a Delaware corporation (“Viasat”) and Royal Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Viasat (“Acquisition Sub”), Acquisition Sub merged with and into RigNet, with RigNet continuing as the surviving corporation and a wholly owned subsidiary of Viasat (the “Merger”).

Pursuant to the requirements of the Securities Exchange Act of 1934, RigNet, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

RigNet, Inc.

Date:	May 10, 2021	By:	/s/ Robert Blair
		Name:	Robert Blair
		Title:	President and Chief Executive Officer